Results of Votes Taken at Shareholder Meeting of
Government Investors Trust

A special meeting of the Trust's shareholders was held on July 29, 1996. Of the 55,989,421 shares outstanding, the following shares were voted at the meeting:

1.  Approval of an advisory agreement with Bankers Finance
Advisors, LLC/ Madison Investment Advisors, Inc.
  For:  26,154,106  Against: 510,247  Abstain: 1,568,272

2.  Election of Trustees

                      For            Withhold Authority

Frank E. Burgess      26,954,567     1,278,061
James R. Imhoff, Jr.  26,932,097     1,300,531
Thomas S. Kleppe      26,843,944     1,388,684
Lorence D. Wheeler    26,935,573     1,297,055

3.  Ratification of the selection of Ernst & Young LLP as
independent auditors of the Trust for the year ending March
31, 1997:
For:  25,894,858  Against:  394,203  Abstain:  1,943,563